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                               March 7, 2023

       Daniel L. Olivier
       Chief Financial Officer
       Yellow Corporation
       501 Commerce Street
       Suite 1120
       Nashville, TN 37203

                                                        Re: Yellow Corporation
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed February 9,
2023
                                                            File No. 000-12255

       Dear Daniel L. Olivier:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Exhibits and Financial Statement Schedules
       Exhibit 23.1, page 71

   1. We note that you have included an exhibit with a consent from KPMG LLP for inclusion of its reports
pertaining to the audits of your financial statements and the effectiveness of internal control over
financial reporting in several previously filed registration statements.

                                                        However, the consent
references their audit reports dated February 4, 2022, which were filed with your annual
report last year, rather than February 9, 2023, which is the date of their audit reports in
your more recent annual report.

                                                        If you intend to
utilize or maintain the registration statements identified in the consent, please obtain and file
an updated auditor consent in an amendment to your report.
 Daniel L. Olivier
Yellow Corporation
March 7, 2023
Page 2



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Yong Kim, Staff Accountant at 202-551-3323 or Karl Hiller, Branch
Chief, at 202-551-3686 with any questions.



FirstName LastNameDaniel L. Olivier                       Sincerely,
Comapany NameYellow Corporation
                                                          Division of
Corporation Finance
March 7, 2023 Page 2                                      Office of Energy &
Transportation
FirstName LastName